UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Proginet Corporation
(Name of Subject Company)

Proginet Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

742942
(CUSIP Number of Class of Securities)

Kevin M. Kelly
Chief Executive Officer and President
Proginet Corporation
200 Garden City Plaza, Suite 220
Garden City, New York 11530
(516) 535-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
James Alterbaum
Moses & Singer LLP
405 Lexington Ave.
New York, NY 10174-1299
(212) 554-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)  Subject Company. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Proginet Corporation, a Delaware corporation ("Company"). The address of the principal executive offices of the Company is 200 Garden City Plaza, Suite 220, Garden City, NY 11530, and its telephone number is (516) 535-3600.

(b)  Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the "Common Stock"). As of the close of business on July 31, 2007, there were 14,548,687 shares of Common Stock outstanding. The Common Stock is traded on the OTC Bulletin Board under the symbol "PRGF.OB."

Item 2.    Identity and Background of Filing Person.

(a)  Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)  Tender Offer. This Schedule 14D-9 relates to a tender offer by Red Oak Fund, L.P. (the "Purchaser"), a Delaware limited liability company, disclosed in a Tender Offer Statement on Schedule TO, dated July 23, 2007 (as amended or supplemented from time to time, the "Schedule TO"), to purchase up to 1,500,000 shares of Common Stock at a purchase price of $1.65 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2007 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on July 23, 2007. According to the Offer to Purchase, the Offer will expire at 5:00 P.M., New York Time, on August 17, 2007, unless the Offer is extended.

This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of the Purchaser is 145 Fourth Avenue, Suite 15A, New York, New York 10003, and its telephone number is (212) 614-8952.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, there are no agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchaser or its executive officers, directors or affiliates.

2006 Proxy Statement

Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest is included in the following sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on November 22, 2006 (the "2006 Proxy Statement"), which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference: "Election of Directors; Nominees" on pages 10-11 of the 2006 Proxy Statement, "Director Compensation " on page 20 of the 2006 Proxy Statement, "Information About Non-Director Executive Officers" on pages 12-13 of the 2006 Proxy Statement, "Executive Compensation" on pages 18-19 of the 2006 Proxy Statement and "Related Party Transactions" on page 13 of the 2006 Proxy Statement.

Item 4.    The Solicitation or Recommendation.

(a)   Solicitation Recommendation—No Opinion/Remaining Neutral Toward the Offer.

The Proginet Corporation Board is expressing no opinion to the Company's shareholders and is remaining neutral with respect to the Offer. The Proginet Corporation Board has not made a determination whether the Offer is fair to or in the best interests of the Company's shareholders and is not making a recommendation regarding whether the Proginet Corporation shareholders should accept the Offer and tender their shares, and if so how many shares to tender, or reject the Offer and not tender their shares.

The Proginet Corporation Board has determined that a shareholder’s decision on whether or not to tender its shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Proginet Corporation Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the prospects and outlook for the Company, the factors considered by the Proginet Corporation Board as described below and any other factors that the shareholder deems relevant to its investment decision. The Proginet Corporation Board also urges each shareholder to consult with its financial and tax advisors regarding the Offer. The Proginet Corporation Board notes that it observed that acceptance of the Offer would permit a shareholder to realize a premium to the trading price of the shares prior to the announcement of the Offer by the Purchaser, whereas a decision not to tender in the Offer would permit shareholders who believe the shares have a greater intrinsic value to realize greater long-term value if their view of the greater intrinsic value of the shares is recognized in the trading market.

On August 6, 2007, the Company issued a press release stating that Proginet Corporation Board had determined to express no opinion to its shareholders and to remain neutral with respect to the Offer. A copy of the Company's press release is filed herewith as Exhibit (a)(2) hereto and is incorporated herein by reference.

(b)  Background and Reasons for the Proginet Corporation Board’s Position.

Background

The Purchaser originally contacted the Company's Chief Executive Officer in February 2007 to advise the Company that the Purchaser was a shareholder who wished to become a more significant shareholder but had not found shares of Common Stock available in the over-the-counter market.

In July 2007, the Purchaser advised Proginet Corporation’s management that the Purchaser remained interested in acquiring additional shares of Common Stock and was considering a partial tender offer which would result in the Purchaser owning a larger, but non-controlling, position in the Company. The Purchaser informally requested access to the Company's shareholder list and consent to request the Company's transfer agent to serve as Depositary. After such request, the Company held discussions with the Purchaser concerning the Purchaser's desire to make a partial tender offer.

 Reasons for the Proginet Corporation Board’s Position

In evaluating the Offer and determining to express no opinion to the Company's shareholders and to remain neutral with respect to the Offer, the Proginet Corporation Board consulted with the Company’s senior management and legal counsel and considered a number of factors. The factors that the Proginet Corporation Board believed were in favor of expressing no opinion to the Company's shareholders and remaining neutral with respect to the Offer included the following:

•
Not a Change of Control Transaction. The Proginet Corporation Board considered that the Offer would not by itself result in a change of control of the Company and that the Proginet Corporation Board expected that the Company would continue to be an independent company and that the Common Stock would continue to be publicly traded following the completion of the Offer, regardless of whether the Offer is successfully completed by the Purchaser.

•
Individual Investment Decision. The Proginet Corporation Board considered that each shareholder could make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all of the available information. Personal considerations that the Proginet Corporation Board believed may be relevant to this decision include:

•	the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives;

•
the shareholder’s views as to the Company’s prospects and outlook or the likelihood that the Company will enter into a strategic transaction that will include a change of control premium to be paid to the Company's shareholders that is larger than any premium paid in the Offer;

•	the shareholder’s need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the shareholder;

•	whether the shareholder requires current income on its investment in the Company;

•
the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

•	the tax consequences to the shareholder of participating in the Offer, for which the shareholder may wish to consult with competent tax advisors; and

•	the factors considered by the Proginet Corporation Board as described herein and any other factors that the shareholder deems relevant to its investment decision.

•
Offer Price Compared to Market Price.  Since July 19, 2007, the day on which the Purchaser announced its intention to commence the Offer, the trading price of the Common Stock on the OTC Bulletin Board has ranged between $1.45 and $1.70 per share.  Before the Purchaser announced its intention to commence the Offer, the average closing price of the Company’s Common Stock for the thirty, sixty, ninety day average was $1.48, $1.41, and $1.34, respectively.  The Proginet Corporation Board cannot predict the price at which the Common Stock will trade on the OTC Bulletin Board in the future, including as compared to the Offer Price. Shareholders should get current market stock price information on the Common Stock, as well as information on comparative broker’s commissions, before tendering any shares in the Offer, as a shareholder who wants to tender some or all of its Shares in the Offer may, depending on the timing of the shareholder’s proposed sale, be able to obtain a higher price for such shares (net of broker’s commissions) by selling such shares on the OTC Bulletin Board.

•
Ability to Change Recommendation. The Proginet Corporation Board considered the fact that the Proginet Corporation Board can change its position and make a recommendation to the Company's shareholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the Proginet Corporation Board. The Proginet Corporation Board considered that the Company's shareholders who tender their shares in the Offer would have withdrawal rights as provided in the Offer to Purchase and could withdraw Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the Proginet Corporation Board’s position with respect to the Offer or otherwise.

As part of its consideration of its position with respect to the Offer, the Proginet Corporation Board also recognized that there were certain factors that may be in favor of recommending that the Company's shareholders reject the Offer and not tender their shares in the Offer and certain factors that may be in favor of recommending that shareholders accept the Offer and tender their shares in the Offer.

The factors that the Proginet Corporation Board considered were in favor of recommending that the Company's shareholders reject the Offer and not tender their shares in the Offer included the following:

•
Shares Purchased in the Offer will not Benefit from any Future Increase in Value of the Common Stock. The Proginet Corporation Board considered the fact that the nature of the Offer as a cash transaction would prevent the Company's shareholders who tender their shares of Common Stock in the Offer from being able to participate in any value creation of the Company (whether by the Company or otherwise) that could be generated going forward.

•
Possibility of Alternative Strategic Transactions. The Proginet Corporation Board considered that shareholders whose shares of Common Stock are tendered and purchased in the Offer will not participate in any future strategic transactions involving the Company, such as a sale of the Company or a significant part of its assets or capital stock. Although no such transaction is pending or contemplated at this time, Proginet Corporation cannot predict if or when any such transaction may result in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the Company's shareholders than the Offer.

•
Effect of Successful Completion of the Offer in Making the Purchaser a Large Shareholder. The Proginet Corporation Board considered the fact that if the Offer is fully subscribed for and is completed by the Purchaser, the Purchaser will become a large shareholder of the Company, with approximately 11.1% of the outstanding shares of Common Stock (based on the information contained in the Offer to Purchase). In that capacity, the Purchaser's influence over the Company and its policies may be greater than its current influence, and such influence on the Company may have effects on the Company’s business strategy, policies or performance.  In addition, the provisions of the Delaware anti-takeover statute (discussed below in Item 8) does not apply to the Company and therefore there are no restrictions on the Purchaser acquiring additional shares of stock and by doing so, attempting to engage in a business combination with the Company.

•
Pro Ration. The Proginet Corporation Board also considered that if the Offer is oversubscribed, the Purchaser may not accept for purchase all of the shares tendered in accordance with the pro ration mechanism set forth in the Offer to Purchase, and as a result a shareholder may not be able to dispose of all of its shares of Common Stock in the Offer even if it wishes to do so.

The factors that the Proginet Corporation Board considered were in favor of recommending that the Company's shareholders accept the Offer and tender their shares in the Offer included the following:

•
Offer Price Represents a Premium to Pre-Announcement Trading Price. The Proginet Corporation Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of $0.17, $0.24 and $0.31 per share, or approximately 12.0%, 17% and 23% over the average closing prices per share of the Common Stock on the OTC Bulletin Board for thirty, sixty and ninety days prior to the announcement by the Purchaser of its intention to commence the Offer.

•
Shares Purchased in the Offer will not be Subject to Company Operation Risk. The Proginet Corporation Board considered that the Offer provides for a cash tender offer for Shares to the Company's shareholders, thereby enabling shareholders to obtain a premium value to prior market prices of their shares in exchange for their shares and eliminating many risks and uncertainties that come with owning shares of the Common Stock, including those related to the performance of Proginet Corporation, the industry in which Proginet Corporation operates, the financial markets and prices at which other offerors may be willing to pay for their shares of Common Stock.

The Proginet Corporation Board determined that, in light of these factors, it should express no opinion to the Company's shareholders and should remain neutral with respect to the Offer. The Proginet Corporation Board has determined that a shareholder’s decision on whether or not to tender its shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Proginet Corporation Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the Proginet Corporation Board as described above and any other factors that the shareholder deems relevant to its investment decision. The Proginet Corporation Board also urges each shareholder to consult with its financial and tax advisors regarding the Offer.

The foregoing discussion of information and factors considered by the Proginet Corporation Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Proginet Corporation Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Proginet Corporation Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective positions, the members of the Proginet Corporation Board were aware of the interests of executive officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c)  Intent to Tender.

To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender shares of Common Stock held of record or beneficially by them in the Offer. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

Neither the Company, nor any person acting on its behalf, has directly or, to its knowledge, indirectly, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company.

Other than set forth below, to the Company’s knowledge after reasonable inquiry, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

In accordance with Kevin M. Kelly’s Rule 10b5-1 plan, which provides for automatic sales of securities subject to options held by Mr. Kelly at predetermined amounts and prices, Mr. Kelly automatically exercised 1,200, 8,600 and 4,500 options at a price of $0.16 and sold 9,800 of such shares at $1.66 per share on May 29th, May 30th, June 1st and June 4, 2007 and sold 4,500 of such shares at $1.67 on July 23, 2007.

 Item 7.   Purposes of the Transaction and Plans or Proposals.

(a)   Except as indicated in Item 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)   No negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or any subsidiary of the Company.

(c)   Except as indicated in Item 4 above, there are no transactions, resolutions of the Proginet Corporation Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Appraisal Rights

The Company's shareholders do not have appraisal rights in connection with the Offer.

Anti-Takeover Statute

Because the Company’s common stock is not listed on a national securities exchange or quoted on the NASDAQ Stock Market or held of record by more than 2,000 stockholders, the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”) do not apply to the Company.  This statute, when applicable, would restrict a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock (an “interested stockholder”), from engaging in a “business combination” (defined to include mergers and certain other transactions) for a period of three years after becoming an “interested stockholder”, unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the person became an “interested stockholder.”  Therefore, the Purchaser would not be restricted by the prohibitions of Section 203 on engaging in a business combination with the Company if it became an “interested stockholder” by acquiring additional shares of the Company.  Based on the materials filed with the Securities and Exchange Commission by the Purchaser, the purchase of all of the shares subject to the Purchaser’s tender offer would make the Purchaser the owner of approximately 11.1% of the Company’s outstanding voting shares.

Item 9.    Exhibits.

Exhibit No.	Description

(a)(2)	Press release issued by Proginet Corporation, dated August 6, 2007.

(e)(1)	Excerpts from Proginet Corporation Company’s Proxy Statement filed by Proginet Corporation Company on Schedule 14A on November 22, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Proginet Corporation
Date: August 6, 2007
BY   /s/ Kevin M. Kelly
           Chief Executive Officer and President